02041604

P.E 6-3-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 2 1 2002
1086

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Hemosol Inc.
(Translation of registrant's name into English)

2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

PROCESSED
JUL 0 1 2002
P
THOMSON
FINANCIAL

NY2:\1167159\01\P0L301!.DOC\52260.0003

The following is included in this Report on Form 6-K:

1. Press Release, dated June 20, 2002

HEMOSOL INC.

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Hemosol Receives Key U.S. Patent Approval

TORONTO, ON, June 20, 2002 – Hemosol Inc. (NASDAQ: HMSL, TSX: HML, HML.WT) today announced that it has received a Notice of Allowance from the United States Patent and Trademark Office for the Company's patent application entitled "Hemoglobin-Haptoglobin Complexes". The U.S. patent is the first to be allowed for this invention with several additional applications pending in other countries including Canada. The "Hemoglobin-Haptoglobin Complexes" patent family covers products and methods for the targeted delivery of drugs and bioactive molecules via hemoglobin-haptoglobin complexes that are being developed under the HepSelectă platform.

"This patent will strengthen Hemosol's portfolio of drug delivery patents and will play a key role in our strategy to accelerate the commercial development of Hemosol's pipeline products and maintain valuable competitive advantages," said Dr. David Bell, Vice President of Drug Development at Hemosol. "To enhance our progress we are actively pursuing financial partnerships that will provide the resources necessary to bring these exciting new product candidates to market." The hemoglobin-based drug delivery patent portfolio also includes patents covering the attachment of drugs and imaging agents to hemoglobin ("Hemoglobins as Drug Delivery Agents"). The Company regards its strong Intellectual Property position as a key element in its ultimate commercial success by providing market exclusivity for 20 years after filing. The HepSelectă platform technology is designed to allow therapeutic drugs to be concentrated in receptor-bearing cells while protecting other cells from drug toxicity. The HepSelectă platform should enable a wide variety of drugs that are otherwise unstable, rapidly cleared or unsuitable for systemic administration to be used to treat viral diseases and cancers of the liver.

Hemosol is actively developing a rich pipeline of platform technologies and new product candidates. The Company's Protein Bioconjugation program includes a hemoglobin-based oxygen therapeutic with potential application in high volume blood loss situations (HRC 101), an oxygen therapeutic (HRC 102) designed to prevent oxidative damage during tissue reperfusion and the HepSelectă drug delivery platform with potential use for treatment of liver diseases (HRC 203 and HRC 204). In the Cell Expansion program, Hemosol's scientific team has developed methods to produce hemoglobin from cultured cells, as well as a promising cell therapy that could be used to augment current cancer treatment. The Company is also active in the

June 20, 2002
Hemosol Receives K Approval

June 07, 2002
Hemosol Announces HEMOLINK Clinical

June 05, 2002
Hemosol Addresses Therapeutics as a P Drug Class

April 30, 2002
Hemosol to Hold An Special Meeting of May 2, 2002

April 25, 2002
Hemosol Announces 2002 Financial Resu

April 15, 2002
Hemosol Announces First Quarter 2002

April 11, 2002
Hemosol Files Final Public Offering And Credit Facility

March 28, 2002
Hemosol Enters Agr Increase Bought De Million

March 27, 2002
Hemosol Enters Agr $15 Million Bought

March 26, 2002
Hemosol Receives C U.S. FDA to Begin S HEMOLINK as a Tre Chemotherapy-Indu

March 20, 2002
Hemosol Announces Will Not be Cleared in Canada This Year

February 14, 2002
Hemosol Announces Financial Results

February 07, 2002
Hemosol Announces Fourth Quarter and Financial Results

January 31, 2002
Hemosol Commenc Hemolink™ Study i

January 29, 2002
Hemosol Oxygen Th Research Shows Pr

identification and characterization of new factors controlling blood cell growth.

About Hemosol Inc. Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product HEMOLINK™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company's pipeline includes several new product candidates designed to address major markets with unmet medical needs including transfusion medicine, tissue reperfusion, oncology and infectious disease indications based upon its protein bioconjugation and cell expansion technologies.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINKTM and HepSelectTM are trademarks of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for

Prevention of Tissu
Injury

December 10, 2001
Hemolink Delivers S
Amount of Oxygen
Results Presented a
Society of Hematolo
Annual Meeting

November 21, 2001
Hemosol Resumes
Program for Hemoli

October 31, 2001
BLOOD USAGE ISS
ALTERNATIVES AD
NATIONAL BLOOD
COUNCIL (NBSC) M

October 19, 2001
Hemosol Announces
Release of Third Qu
Financial Results an
Call

October 16, 2001
New Study Suggest
Is Higher Than Rep

Show All News Rele

See Also:

Annual Report 20
Interactive version
PDF (2.99 MB)

Q1 President's Mess

Fact Sheet
PDF (66 K)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: June 20, 2002

By: ______________________
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development